Exhibit 11
Computation of Per-Share Earnings
Milacron Inc. and Subsidiaries
(Unaudited)

	Three Months Ended		Nine Months Ended
	Sept. 30,		Sept. 30,
(In thousands, except per-share amounts)	2006	2005	2006	2005

Loss from continuing operations	$(7,186)	$(7,589)	$(31,092)	$(21,036)
Discontinued operations	—	724	—	1,316

Net loss	(7,186)	(6,865)	(31,092)	(19,720)
Less preferred dividends	(1,560)	(1,560)	(4,680)	(4,620)
Less beneficial conversion feature related to Series B Preferred Stock	(779)	—	(2,337)	—

Net loss applicable to common shareholders	$(9,525)	$(8,425)	$(38,109)	$(24,340)

Basic loss per share:
Weighted-average common shares outstanding	48,424	47,706	48,215	47,607

Per-share amount:
Continuing operations	$(.20)	$(.20)	$(.79)	$(.54)
Discontinued operations	—	.02	—	.03

Net loss	$(.20)	$(.18)	$(.79)	$(.51)

Diluted loss per share:
Weighted-average common shares outstanding (a)	48,424	47,706	48,215	47,607

Per-share amount:
Continuing operations	$(.20)	$(.20)	$(.79)	$(.54)
Discontinued operations	—	.02	—	.03

Net loss	$(.20)	$(.18)	$(.79)	$(.51)

(a)	In both years, (i) the 57.1 million common shares into which the 6% Series B Convertible Preferred Stock is convertible and (ii) potentially dilutive restricted shares are excluded because their inclusion would result in a smaller loss per common share.

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